Exhibit 99.4

08 Feb 2012 - Invitation to Meeting on BDL Share Offer

BassDrill Ltd. (the “Company”) announces that the Board of the Company has resolved (conditional upon subsequent approval by the shareholders) to complete a share offering directed to existing shareholders with pre-emptive right to allocation, during the first quarter of 2012.

The Company invites all its shareholders to an information meeting at HitecVision AS’ offices at Dronning Mauds gate 11, 4th floor in Oslo, on February 17, 2012 at 10:00 hrs. CET to provide expanded information on the Company’s status and plans. The invitation is attached and will be sent by mail to all shareholders registered appearing in the VPS transcript on February 8, 2012. The presentation given at the meeting will be published on the NOTC web-site as well as the Company’s web-site simultaneously with the meeting.

The funds will be raised for the purpose of funding BassDrill Alpha Ltd. related investments and general working capital. The offering comprises approximately 2.29 million new shares offered at a subscription price of USD 2.24 per share, raising approximately USD 5.1 million. Eligible shareholders will be those owning shares as of February 20, 2012 who will appear in the VPS register following a regular T+3 settlement procedure in the VPS (i.e. in the VPS list available in the morning on February 24, 2012). The last day of trading with right to participate in the offering is accordingly February 20, 2012 and the first day of trading exclusive of the right to participate in the offering is February 21, 2012. The right to participate in the offering will not be transferrable.

The Company’s two main shareholders, HVAS Invest Zeta As and Bass Invest AS / Erland Bassoe, holding 51.2 and 14.2 percent respectively of the outstanding shares in BassDrill Ltd., have communicated to the Company’s Board of Directors that they will exercise all of their pre-emptive rights to subscribe in the share offering.

Conclusion of the offering is conditional upon, i.a. full subscription of the offer by existing shareholders, subsequent shareholder approval, no prospectus requirements being triggered (which for practical purposes means that the total number of eligible shareholders cannot be 100 or more) and such other terms and conditions normally applied in share offerings with pre-emptive rights to existing shareholders.

The Company notes that all information given or sent to the shareholders of the Company will be available on the NOTC information web and on the Company’s web-site.

Contact person:

BassDrill Ltd.

Lasse B. Kjelsaas, CFO

Tel: + 47 23 00 10 12

E-mail: lasse.kjelsas@bassdrill.com